MANAGEMENT SHAREHOLDER AGREEMENT

This Management Shareholders Agreement (“the Agreement”) is entered into this 17th day of December, 2007 by and between Freedom Financial Group, Inc., a Delaware corporation (the "Corporation"), and Thomas M. Holgate (the "Management Shareholder").

WHEREAS, Management Shareholder has accepted a position with the Corporation as Senior Vice President.

WHEREAS, as an inducement to Management Shareholder to accept the position of Senior Vice President, the Corporation has agreed to transfer to Management Shareholder 135,000 shares of stock in the Corporation (the Shares) subject to certain restrictions.

WHEREAS, the Corporation and the Management Shareholder agree that until and unless the Corporation raises Required Capital, as hereinafter defined, and certain other restrictions are satisfied, the Shares shall be subject to certain conditions and restrictions.

In consideration of the mutual promises contained herein, the parties agree as follows:

1. In conjunction with the after execution of this Agreement, the Corporation will issue a certificate for the Shares which shall contain the following legends:

This stock is issued and held pursuant to a Management Shareholder Agreement dated December 17, 2007, a copy of which is filed with the Secretary of the Corporation, and this stock cannot be sold, assigned, donated, pledged, hypothecated, transferred or otherwise disposed of except subject to the terms of said Management Shareholder Agreement.

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED IN THE ABSENCE OF (i) AN EFFECTIVE REGISTRATION STATEMENT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT, OR (ii) AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED.

2. Subject to the provisions of Section 2.11, the following restrictions will apply to the Shares.

2.1 The Management Shareholder hereby agrees that 50% of the Shares issued to him are automatically forfeited on January 9, 2009, if the Corporation has not raised Required Capital as hereinafter defined on or before January 9, 2009.

2.2 The Management Shareholder hereby agrees to relinquish any rights to receive dividends or proceeds from the liquidation of the Corporation until (i) the receipt by the Corporation of the Required Capital, or (ii) January 10, 2009, whichever first occurs.

2.3 The Management Shareholders will not sell any of the Shares so long as any risk of forfeiture of any portion of their shares of stock exists under Section 2.1.

2.4 The Management Shareholders will not sell any of the Shares so long as the restriction on the right to receive dividends or proceeds from liquidation continues under Section 2.2.

2.5 Except as provided in Section 4 and Section 5, the Management Shareholder will not sell any of the Shares prior to six (6) months after the raising of Required Capital.

2.6 Upon satisfaction of the conditions set forth in this Section, the Management Shareholder shall have the right to sell, at his option, free of any encumbrance or restriction created by this Agreement, all or any portion of the Shares.

2.7 The restrictions set forth in Section 2 and all sub-paragraphs thereof on the Shares which are not forfeited are lifted as of January 10, 2009, if not sooner lifted.

2.8 Within ten (10) business days after the restrictions on the Management Shareholder’s Shares as set forth in Section 2 hereof and all sub-sections thereof, have terminated, the Corporation will instruct the transfer agent to issue new shares of stock to the Management Shareholder free of any encumbrance or restriction created by this Agreement and the Management Shareholders shall deliver to the Corporation for cancellation all certificates for shares of stock previously issued to him.

2.9 In the event the Management Shareholder is entitled to sell any shares of stock in the Corporation, the Corporation agrees to do all things necessary under Rule 144 under the Securities Act of 1933, as amended, (the Act) in order for the Management Shareholder to sell such shares pursuant to such Rule.

2.10  The Corporation agrees that in the event it registers any other shares of stock in the Corporation by an appropriate registration statement under the Act, it will include the Management Shareholder’s shares of stock in the Corporation in such registration in what is commonly known as a “piggyback registration”, unless objected to by the underwriter or broker selling the shares in the registration statement.

2.11. As used herein, the Required Capital is raised if there is a binding agreement with one or more solvent investors, or lenders for the loan, loans, equity acquisition, equity investment or any similar kind of investment in the Corporation which total in the aggregate $10,000,000.00 or more on or before January 9, 2009; provided that the agreement for the Required Capital closes before January 9, 2009, or within six (6) months of its date of execution, whichever is later, and, in any event, no later than June 9, 2009; with not less than $10,000,000 in a combination of funds and credit being available to the Corporation immediately after closing, and, provided further that if the Corporation enters into a binding agreement for the Required Capital during the period from January 9, 2009, to June 9, 2009, with a source for the Required Capital that the Corporation was negotiating with prior to January 9, 2009, and the agreement for the Required Capital in this proviso closes within six (6) months of its date of execution with the Required Capital being available to the Corporation immediately after closing, it shall be deemed for the purposes of this Agreement that the Required Capital was raised on or before January 9, 2009.

3. So long as a Management Shareholder retains ownership of the Shares and no event of forfeiture has occurred, the Management Shareholder shall have the unrestricted right to vote all of his shares.

4. Notwithstanding the provisions of Section 2 hereof, the Management Shareholder shall have the right to sell, at his option, any or all shares owned by him after a change in control of the Corporation. As used herein, “Change in Control” means when one or more “Persons”, individually or acting in concert as a group, acquire the right to vote 50% or more of the outstanding voting rights of the Corporation. The word “Person” includes natural human beings and all forms of legal entities.

5. Notwithstanding the provisions of Section 2 hereof, a Management Shareholder and the personal representative, heirs and assigns of a deceased Management Shareholder shall have the right to sell, at their option, any and all shares owned by the deceased Management Shareholder. A former Management Shareholder whose employment has been terminated as a result of a Permanent Disability shall have the right to sell all Shares owned by him. As used herein, “Permanent Disability” shall mean the Disability (as hereinafter defined) of a Management Shareholder for 90 consecutive calendar days or 120 calendar days in the aggregate during any consecutive 12-month period. “Disability” shall mean the Management Shareholder’s physical or mental disability so as to render the Management Shareholder incapable of carrying out substantially all of his duties as an Employee of the Corporation.

6. A former Management Shareholder whose employment with the Corporation has been terminated due to a Permanent Disability, or the legal representative, heirs and assigns of a deceased Management Shareholder, shall have the option to put to the Corporation all or as many of the Shares as are not then subject to forfeiture at fair market value, and the Corporation shall be obligated to purchase such shares. The put option may be exercised for a period of ninety (90) days following a former Management Shareholder’s death, or the termination of the former Management Shareholder’s employment with the Corporation due to a Permanent Disability and shall be exercisable by the former Management Shareholder or by his legal representative. Fair market value shall be recognized market value of the stock as of the date of death or termination or employment or the date of termination of employment for Permanent Disability. In the event there is no recognized market, the fair value of the shares of stock shall be determined in good faith by the Corporation’s accountants using commercially reasonable valuation methods.

CONDITION PRECEDENT:  The provisions of this paragraph are subject to the express condition of the Corporation obtaining and at all relevant times having in effect a policy or policies of life insurance and disability insurance covering the life of the Management Shareholder and the potential Permanent Disability of the Management Shareholder. In the event the Corporation cannot purchase policies of life insurance and disability insurance at a cost that the Corporation deems reasonable, then the provisions of this paragraph are null and void. The parties agree that in the event the definition of Permanent Disability in any policy of insurance acquired by the Corporation varies from the definition of Permanent Disability in this Agreement, then this Agreement will be automatically modified to conform to the definition of Permanent Disability as reflected in the policy of insurance. Any monies that are due and owing under the terms of this paragraph will be payable by the Corporation ten (10) business days after it receives the proceeds of any applicable policies of insurance.

7. If a Management Shareholder’s employment with the Corporation is terminated other than for cause, the restrictions of Section 2 and all sub-sections thereof are lifted on the Management Shareholder’s Shares; and the Management Shareholder shall have the right to sell his 50% of his Shares. The Management Shareholder shall not have the right to sell the remaining 50% of his Shares which are subject to forfeiture until and unless those Shares are not subject to forfeiture under the provisions of Section 2 hereof. If the Management Shareholder’s employment is terminated for cause, his Shares will be subject to the restrictions of Section 2, and all sub-sections thereof.

As used herein, “terminated for cause” means (a) conviction of, or a plea of nolo contendere to, a felony, (b) substantial neglect, substantial misconduct or substantial failure (including conflict of interest) in the carrying out of Employee’s duties, (c) the engaging by Employee in a material act or acts of dishonesty adversely affecting the Corporation, any affiliate or any client of the Corporation, or (d) habitual drunkenness or the illegal use of drugs by Employee.

8. Mediation and Arbitration. The parties agree that any dispute or claim arising out of or relating to this Agreement or any termination of the Employee’s employment, shall be settled by mediation or by final and binding arbitration in accordance with the Employment Arbitration Rules and Mediation Procedures of the American Arbitration Association ("AAA"). Judgment upon any award entered in the arbitration proceeding may be entered in any court having jurisdiction thereof. Mediation and arbitration proceedings shall be private and confidential. Any dispute regarding the enforcement or interpretation of this Agreement shall be first submitted to mediation, and, if mediation is unsuccessful, to arbitration. The mediation and the arbitration shall be in accordance with the Employment Arbitration Rules and Mediation Procedures of the AAA.

The arbitration shall take place in Springfield, Missouri. All costs and expenses of the arbitration (e.g. arbitrator's fee) shall be borne equally by the parties. Each party shall pay their own attorney's fees and litigation expenses and all other costs and expenses they incur arising out of or related to the arbitration.

9. Miscellaneous Provisions.

9.1 This Agreement shall be governed by and shall be interpreted and enforced in accordance with the laws of the state of Delaware.

9.2 No amendment to this Agreement shall be valid unless made in writing and executed by the parties hereto.

9.3 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one in the same document.

9.4 All notices required or permitted hereunder shall be given in writing by hand delivery, by express delivery, or be registered or certified U.S. mail, postage prepaid to the address provided to the other party for delivery of such notices, as may be provided in writing from time to time.

FREEDOM FINANCIAL GROUP, INC., a Delaware corporation

By:	/s/ Jerald L. Fenstermaker
Jerald L. Fenstermaker, President

/s/ Thomas S. Holgate
THOMAS M. HOLGATE